UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

August 23, 2023

In accordance with the Regulation of Relevant Information and Reserved Information, approved by Resolution SMV No. 0005-2014, we are pleased to inform that today, our subsidiary Cumbra Perú S.A. and Strip Centers del Perú S.A.C. - a subsidiary of Grupo Parque Arauco -, have signed the Construction Contract for the construction of the new “Centro Comercial Parque La Molina” (“Contract”).

The lump sum contract consists of the construction of 5 basements and 3 floors, with a roofed area of 58,000 m2 located at Avenida La Universidad, La Molina.

The contract amounts to approximately S/ 118 million soles (excluding VAT) and the execution period is 14 months. This project reaffirms Cumbra Peru’s capabilities in the building sector.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	August 23, 2023

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